Crestwood Equity Partners LP

Crestwood Midstream Partners LP

700 Louisiana Street, Suite 2060

Houston, Texas 77002

May 21, 2014

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Crestwood Midstream Partners LP
Amendment No. 1 to Registration Statement on Form S-3
Filed May 2, 2014
File No. 333-194778
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 001-35377
Crestwood Equity Partners LP
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 001-34664

Ladies and Gentlemen:

Set forth below are the responses of Crestwood Midstream Partners LP (“CMLP”) and Crestwood Equity Partners LP (“CEQP”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 14, 2014, with respect to CMLP’s Registration Statement on Form S-3, File No. 333-194778, filed with the Commission on March 25, 2014 (the “Registration Statement”) and Form 10-K for Fiscal Year Ended December 31, 2013, File No. 001-35377, filed with the Commission on February 28, 2014 (the “CMLP Form 10-K”), and CEQP’s Form 10-K for Fiscal Year Ended December 31, 2013, File No. 001-34664, filed with the Commission on February 28, 2014 (the “CEQP Form 10-K”). References herein to “we,” “us” “our” or “Crestwood” refer to either CMLP or CEQP or both CMLP and CEQP, as the context requires.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Securities and Exchange Commission

May 21, 2014

Crestwood Equity Partners LP

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition…, page 48

Segment Results, page 56

Gathering and Processing, page 56

1.	We have reviewed your response to comment 6 in our letter dated April 22, 2014. Your identification of the 2012 acquisitions as the primary drivers of your EBITDA, operating revenues, and operating margin from 2011 to 2012 suggests that your remaining operations were flat. Please ensure your disclosures in future filings explain the reasons for all movements, even if nominal. Please also individually discuss the changes in operating revenues, costs of products/services sold, and operating and administrative expenses or tell us why such information would not be useful to investors. For example, we note that the costs of products/services sold and operating and administrative expenses of your Gathering and Processing segment increased at a greater rate from 2012 to 2013 than your operating revenues, resulting in reduced operating margin as a percentage of revenues; it appears individually addressing such line items would provide greater insight regarding your operations. Furthermore, we believe the preceding information assists in satisfying the three principal objectives of MD&A, as noted in SEC Release No. 33-8350:

•	to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management;

•	to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

•	to provide information about the quality of, and potential variability of, a company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

RESPONSE: We acknowledge the Staff’s comment and in future filings we will explain the reasons for all movements in our operating revenues, costs of products/services sold and operating and administrative expenses, even if nominal. For illustrative purposes, in future filings we would replace the first three paragraphs that are under the heading “Gathering and Processing” beginning on page 51 of the CMLP Form 10-K with the following:

Our gathering and processing (“G&P”) segment’s EBITDA decreased by approximately $7.7 million during the year ended December 31, 2013 compared to the same period in 2012. Contributing to the decrease in EBITDA was a $51.7 million increase in operating revenues, a $17.6 million increase in costs of product/services sold, and an $11.8 million increase in operating and administrative expense in 2013 compared to 2012, in addition

Securities and Exchange Commission

May 21, 2014

to a $31.4 million loss on contingent consideration in 2013. The loss on contingent consideration is a non-cash accrual that reflects the fair value of an earn-out premium associated with the original acquisition of our Marcellus G&P assets from Antero in 2012. This earn-out provision allows Antero to receive an additional $40 million payment during the first quarter of 2014 if gathering volumes exceed a certain threshold in the acquisition agreements, which was based on original acquisition forecasts. Based on our current forecasts, we believe our Marcellus gathering volumes will exceed that threshold in 2014.

The increase in operating revenues and costs of products/services sold was partially driven by a $15.6 million increase in operating revenues and $14.3 million increase in costs of products/services sold under percentage of proceeds contracts related to our G&P assets located in the Granite Wash, the net of which increased our EBITDA by $1.3 million during 2013 compared to 2012.

The remaining increase in our operating revenues and operating and administrative expense was primarily driven by a $38.3 million increase in operating revenues and an $8.9 million increase in operating and administrative expense related to our G&P assets in the Marcellus shale (for which the gathering operations were acquired in March 2012 and compression operations were acquired in December 2012). Our gathering volumes related to these operations increased by 84% during 2013 compared to 2012.

All of our G&P systems gathered approximately 365 Bcf of natural gas during 2013, compared to 301 Bcf in 2012. We compressed approximately 107 Bcf of natural gas during 2013, which primarily relates to the acquisition of assets from Enerven Compression, LLC in December 2012. Our gathering and compression volumes were also impacted by the continued expansion of our gathering and compression assets in the Marcellus shale in order to capitalize on increased producer activity.

Our G&P segment’s EBITDA increased by approximately $25.6 million during the year ended December 31, 2012 compared to the same period in 2011. Contributing to the increase in EBITDA was a $33.7 million increase in operating revenues, a $0.2 million increase in costs of product/services sold and a $6.8 million increase in operating and administrative expense. The increase in operating revenues and operating and administrative expense was primarily driven by a $25.5 million increase in operating revenues and a $2.5 million increase in operating and administrative expense related to our G&P assets in the Marcellus shale (for which the gathering operations were acquired in March 2012 and compression operations were acquired in December 2012). The remaining increase was driven by a $15.2 million increase in operating revenues and a $2.6 million increase in operating and administrative expense related to our G&P assets in the Haynesville shale (acquired in November 2011) and the Fayetteville shale and Granite Wash (acquired in April 2011).

Securities and Exchange Commission

May 21, 2014

Item 11. Executive Compensation, page 73

Long Term Incentive Plan Awards, page 77

2.	Based on the disclosure in your Form 10-K, as well as the proposed revised disclosure provided in response to comment 11 in our letter dated April 22, 2014, it appears that you engage in benchmarking. In this regard, we note that you target between the 50th and 75th percentiles of the market data for purposes of setting executive compensation levels generally, and annual incentive target payouts and annual long-term incentive target amounts specifically. Please revise to disclose the component companies that comprise the peer group(s) on which such benchmarking is based. Refer to Item 402(b)(2)(vii) of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment . The companies that comprised the peer group used in the analyses prepared by our compensation consultant included:

• Access Midstream Partners LP	• Magellan Midstream Partners, L.P.
• Atlas Pipeline Partners, L.P.	• MarkWest Energy Partners LP
• Boardwalk Pipeline Partners, LP	• NuStar Energy L.P.
• Crosstex Energy LP	• Oneok Partners LP
• DCP Midstream Partners, LP	• Plains All American Pipeline, L.P.
• Eagle Rock Energy Partners, L.P.	• PVR Partners LP
• Energy Transfer Partners LP	• Regency Energy Partners LP
• Enterprise Products Partners L.P.	• Targa Resources Partners LP
• Kinder Morgan Energy Partners LP	• Western Gas Partners, LP

In future filings, we will disclose the component companies that comprise any peer group(s) that we use for purposes of benchmarking in accordance with Item 402(b)(2)(vii) of Regulation S-K.

*        *        *         *        *

In responding to the foregoing Staff comments, Crestwood acknowledges that:

•	Crestwood is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Crestwood may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

May 21, 2014

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Gillian A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours,

Crestwood Equity Partners LP

By: Crestwood Equity GP LLC, its general partner

By:	/s/Michael J. Campbell
Name:	Michael J. Campbell
Title:	Senior Vice President and Chief Financial Officer

Crestwood Midstream Partners LP

By: Crestwood Midstream GP LLC, its general partner

By:	/s/Michael J. Campbell
Name:	Michael J. Campbell
Title:	Senior Vice President and Chief Financial Officer

cc:	Gillian A. Hobson (Vinson & Elkins L.L.P.)